A Special Shareholders Meeting was held on December 23, 2008. At the meeting, sufficient shareholder votes were received so that the Portfolio had achieved the requisite approval for the new investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser to replace the current investment advisory agreement.


For
Against
Abstain
Approval of new investment advisory agreement

734,801,188

5,782

452,219